UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                           Sears Holdings Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   812350-10-6
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John G. Finley
                                 Mario A. Ponce
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 18, 2006
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 20 Pages
                             Exhibit Index: Page 18

CUSIP No. 812350-10-6                                            Page 2 of 20
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investments, Inc., a Delaware corporation

        IRS IDENTIFICATION NO.:  75-2435723
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________
4       SOURCE OF FUNDS
               OO
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           65,349,760
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
 OWNED BY EACH      ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           65,349,760
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    65,349,760
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                        (X)
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    40.6%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    CO
________________________________________________________________________________

CUSIP No. 812350-10-6                                            Page 3 of 20
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edward S. Lampert
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________
4       SOURCE OF FUNDS
               OO
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           65,365,759
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
 OWNED BY EACH      ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           65,365,759
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    65,365,759
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                        ( )
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    40.6%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    IN
________________________________________________________________________________

CUSIP No. 812350-10-6                                            Page 4 of 20
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CRK Partners, LLC, a Delaware limited liability company

        IRS IDENTIFICATION NO.:  75-2435723
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________
4       SOURCE OF FUNDS
               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           747
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
 OWNED BY EACH      ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           747
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    747
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                        (X)
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.0%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    OO
________________________________________________________________________________

CUSIP No. 812350-10-6                                            Page 5 of 20
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RBS Partners, L.P., a Delaware limited partnership

        IRS IDENTIFICATION NO.:  75-2241960
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________
4       SOURCE OF FUNDS
               OO
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           65,010,774
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
 OWNED BY EACH      ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           65,010,774
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    65,010,774
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                        (X)
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    40.4%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    PN
________________________________________________________________________________

CUSIP No. 812350-10-6                                            Page 6 of 20
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Partners, L.P., a Delaware limited partnership

        IRS IDENTIFICATION NO.:  22-2875193
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________
4       SOURCE OF FUNDS
               OO
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           48,063,611
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
 OWNED BY EACH      ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           48,063,611
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    48,063,611
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                        (X)
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.9%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    PN
________________________________________________________________________________

CUSIP No. 812350-10-6                                            Page 7 of 20
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RBS Investment Management, L.L.C., a Delaware limited liability company

        IRS IDENTIFICATION NO.:  06-1512334
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________
4       SOURCE OF FUNDS
               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           338,239
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
 OWNED BY EACH      ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           338,239
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    338,239
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                        (X)
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.2%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    OO
________________________________________________________________________________

CUSIP No. 812350-10-6                                            Page 8 of 20
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Institutional Partners, L.P., a Delaware limited partnership

        IRS IDENTIFICATION NO.:  06-1456821
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________
4       SOURCE OF FUNDS
               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           338,239
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
 OWNED BY EACH      ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           338,239
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    338,239
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                        (X)
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.2%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    PN
________________________________________________________________________________

CUSIP No. 812350-10-6                                            Page 9 of 20
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investors, L.L.C., a Delaware limited liability company

        IRS IDENTIFICATION NO.:  13-4095958
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________
4       SOURCE OF FUNDS
               OO
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           16,947,163
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
 OWNED BY EACH      ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           16,947,163
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    16,947,163
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                        (X)
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.5%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    OO
________________________________________________________________________________

CUSIP No. 812350-10-6                                            Page 10 of 20
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investment Management, L.L.C., a Delaware limited liability company

        IRS IDENTIFICATION NO.:  75-2435723
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________
4       SOURCE OF FUNDS
               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           15,999
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
 OWNED BY EACH      ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           15,999
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    15,999
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                        (X)
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.0%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    OO
________________________________________________________________________________

         This Amendment No. 11 hereby amends the Schedule 13D originally filed jointly on May 15, 2003, and amended by Amendment No. 1 to Schedule 13D filed on July 2, 2003, Amendment No. 2 to Schedule 13D filed on August 26, 2003, Amendment No. 3 to Schedule 13D filed on October 27, 2003, Amendment No. 4 to
Schedule 13D filed on November 4, 2003, Amendment No. 5 to Schedule 13D filed on January 2, 2004, Amendment No. 6 to Schedule 13D filed on January 5, 2004, Amendment No. 7 to Schedule 13D filed on July 6, 2004, Amendment No. 8 to
Schedule 13D filed on November 19, 2004, Amendment No. 9 to Schedule 13D filed on February 1, 2005 and Amendment No. 10 to Schedule 13D filed on April 1, 2005 by ESL Investments, Inc., Edward S. Lampert, CRK Partners, LLC, CRK Partners II, L.P., RBS Partners, L.P., ESL Partners, L.P., ESL Investors L.L.C., RBS Investment Management L.L.C. and ESL Institutional Partners, L.P. This Amendment No. 11 is being re-filed to correct Edgarization errors that appeared in Item 3 of the previously filed Amendment No. 11. The correct date was April 29, 2005, not April 29, 2006. The number of shares of Holdings Common Stock distributed by Kmart Holding Corporation on April 29, 2005 was 264,472, not 533,849.

Item 1.  Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

         This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Holdings Common Stock"), of Sears Holdings Corporation ("Holdings"), successor to Kmart Holding Corporation. The principal executive offices of Holdings are located at 3333 Beverly Road, Hoffman Estates, Illinois 60179.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

         (a) This Schedule 13D is being filed by a group consisting of ESL Investments, Inc., a Delaware corporation ("ESL"), Edward S. Lampert, RBS Investment Management, L.L.C., a Delaware limited liability company ("RBSIM"), ESL Institutional Partners L.P., a Delaware limited partnership ("Institutional"), CRK Partners, LLC, a Delaware limited liability company ("CRK LLC"), RBS Partners, L.P., a Delaware limited partnership ("RBS"), ESL Partners, L.P., a Delaware limited partnership ("Partners"), ESL Investment Management, L.L.C., a Delaware limited liability company ("Investment Management"), ESL Investors L.L.C., a Delaware limited liability company ("Investors," and collectively with ESL, Mr. Lampert, RBSIM, Institutional, CRK LLC, RBS, Partners and Investment Management, the "Reporting Persons"). Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name,
(b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the "ESL Directors and Officers"). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.

         (b) The principal place of business of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

         (c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the managing member of Investors and the general partner of Partners. ESL is the general partner of RBS, the sole member of CRK LLC and the manager of RBSIM. RBSIM is the general partner of Institutional. Mr. Lampert is the chairman, chief executive officer and director of ESL and the managing member of Investment Management. Mr. Lampert is also Chairman of the Board and a director of Holdings. Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

         (d)-(e) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Persons, during the last five years, none of the ESL Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

         Pursuant to Kmart Corporation's Plan of Reorganization, Partners and Investors (or one of their affiliates) have in the past received shares of Common Stock of Kmart Holding Corporation (the predecessor to Sears Holdings Corporation) and Holdings Common Stock. Certain of the Reporting Persons may in the future receive shares of Holdings Common Stock on account of these same trade vendor/lease rejection claims as all trade vendor/lease rejection claims held by all persons continue to be reconciled. On April 29, 2005, 264,472 shares of Holdings Common Stock were distributed by Kmart Holding Corporation on account of previously reported trade vendor/lease rejection claims (and participations in such claims) held by Partners and Investors. Of these shares, 201,413 were distributed to Partners and 63,059 were distributed to Investors. On January 18, 2006, 533,849 shares of Holdings Common Stock were distributed by Kmart Holding Corporation on account of previously reported trade vendor/lease rejection claims (and participations in such claims) held by Partners and Investors. Of these shares, 406,573 were distributed to Partners and 127,276 were distributed to Investors.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented as follows:

         On September 8, 2005, William C. Crowley, the President and Chief Operating Officer of ESL, assumed the title of Chief Administrative Officer of Holdings in addition to his titles as Executive Vice President, Chief Financial Officer and a director of Holdings.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

         (a)-(b) The following table sets forth the aggregate number of shares of Holdings Common Stock and the percentage of outstanding shares of Holdings Common Stock beneficially owned by the Reporting Persons as of January 20, 2006, based on 160,977,961 outstanding shares of Holdings Common Stock (the number of shares outstanding as of November 26, 2005 as stated in the most recent quarterly report on Form 10-Q filed by Holdings), indicating the number of shares of Holdings Common Stock for which each Reporting Person has sole or shared power to direct the vote or the disposition of such shares. The Reporting Persons as a group beneficially own an aggregate of 65,365,759 shares of Holdings Common Stock.

                      NUMBER OF        PERCENTAGED
                        SHARES             OF             SOLE           SHARED          SOLE             SHARED
REPORTING            BENEFICIALLY      OUTSTANDING       VOTING          VOTING       DISPOSITIVE      DISPOSITIVE
PERSON                  OWNED            SHARES           POWER          POWER           POWER            POWER

Edward S.            65,365,759           40.6%         65,365,759         0          65,365,759            0
Lampert              (1)

ESL Investments,     65,349,760           40.6%         65,349,760         0          65,349,760            0
Inc.                 (2)

CRK Partners,        747                   0%              747             0              747               0
L.L.C.

RBS Partners,        65,010,774           40.4%         65,010,744         0          65,010,744            0
L.P.                 (3)

ESL Partners,        48,063,611           29.9%         48,063,611         0          48,063,611            0
L.P.

ESL Investors        16,947,163           10.5%         16,947,163         0          16,947,163            0
L.L.C.

RBS Investment
Management,          338,239              0.2%           338,239           0            338,239             0
L.L.C.               (4)

ESL
Institutional        338,239              0.2%           338,239           0            338,239             0
Partners L.P.

ESL Investment
Management,          15,999                0%             15,999           0             15,999             0
L.L.C.


(1) Includes 65,349,760 shares of Holdings Common Stock that may be deemed beneficially owned by ESL and 15,999 shares of Holdings Common Stock beneficially owned by Investment Management that in turn may be deemed beneficially owned by Mr. Lampert. Mr. Lampert is the chief executive officer and director of ESL and the managing member of Investment Management.

         (2) Includes 747 shares of Holdings Common Stock beneficially owned by CRK LLC, 65,010,774 shares of Holdings Common Stock that may be deemed beneficially owned by RBS, and 338,239 shares of Holdings Common Stock that may be deemed beneficially owned by RBSIM that, in each case, may in turn be deemed beneficially owned by ESL. ESL is the sole member of CRK LLC, the manager of RBSIM and the general partner of RBS.

(3) Includes 16,947,163 shares of Holdings Common Stock beneficially owned by Investors and 48,063,611 shares of Holdings Common Stock beneficially owned by Partners that, in each case, may be deemed beneficially owned by RBS. RBS is the managing member of Investors and the general partner of Partners.

(4) Includes 338,239 shares of Holdings Common Stock beneficially owned by Institutional that may be deemed beneficially owned by RBSIM. RBSIM is the general partner of Institutional.

         (c) Except as set forth in Item 3 hereof, there have been no transactions in Holdings Common Stock by any of the Reporting Persons during the past 60 days. The disclosure pursuant to Item 3 of this Schedule 13D is incorporated herein by reference.

         (d) Not applicable.

         (e) CRK Partners II, L.P. does not hold any shares of Holdings Common Stock and has ceased to be a Reporting Person.

Item 7.   Material to Be Filed as Exhibits

Exhibit M    Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2006


                            ESL INVESTMENTS, INC.


                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer


                            EDWARD S. LAMPERT


                            /s/ Edward S. Lampert
                            __________________________
                            Edward S. Lampert


                            ESL PARTNERS, L.P.

                            By: RBS Partners, L.P., as its general partner

                            By: ESL Investments, Inc., as its general partner


                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer


                            RBS PARTNERS, L.P.

                            By: ESL Investments, Inc., as its general partner


                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer


                            RBS INVESTMENT MANAGEMENT, L.L.C.

                            By: ESL Investments, Inc., as its manager

                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer

                            ESL INVESTORS, L.L.C.

                            By: RBS Partners, L.P., as its managing member

                            By: ESL Investments, Inc., as its general partner


                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer


                            ESL INSTITUTIONAL PARTNERS, L.P.

                            By: RBS Investment Management, L.L.C., as its
                                general partner

                            By: ESL Investments, Inc., as its manager


                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer


                            CRK PARTNERS, L.L.C.

                            By: ESL Investments, Inc., its sole member


                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer


                            ESL INVESTMENT MANAGEMENT, L.L.C.


                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer

                                   SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director's or executive officer's principal business address is 200 Greenwich Avenue, Greenwich, CT 06830. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ESL Investments, Inc.

Name and Business Address       Principal Occupation             Citizenship

Robert Jackowitz                Chief Financial Officer          United States

Theodore W. Ullyot              Executive Vice President and     United States
                                General Counsel

William C. Crowley              President and Chief              United States
                                Operating Officer

Edward S. Lampert               Director, Chairman and Chief     United States
                                Executive Officer

                                  EXHIBIT INDEX

Exhibit M     Joint Filing Agreement

                                    EXHIBIT M

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock of Sears Holdings Corporation and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

         The undersigned further agrees that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the informatoin concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

         This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

         In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of this 20th day of January, 2006.


                            ESL INVESTMENTS, INC.


                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer


                            EDWARD S. LAMPERT


                            /s/ Edward S. Lampert
                            ___________________________
                            Edward S. Lampert


                            ESL PARTNERS, L.P.

                            By: RBS Partners, L.P., as its general partner

                            By: ESL Investments, Inc., as its general partner


                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer


                            RBS PARTNERS, L.P.

                            By: ESL Investments, Inc., as its general partner


                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer

                            RBS INVESTMENT MANAGEMENT, L.L.C.

                            By: ESL Investments, Inc., as its manager

                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer


                            ESL INVESTORS, L.L.C.

                            By: RBS Partners, L.P., as its managing member

                            By: ESL Investments, Inc., as its general partner


                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer


                            ESL INSTITUTIONAL PARTNERS, L.P.

                            By: RBS Investment Management, L.L.C., as its
                                general partner

                            By: ESL Investments, Inc., as its manager


                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer


                            CRK PARTNERS, LLC

                            By: ESL Investments, Inc., its sole member


                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer


                            ESL INVESTMENT MANAGEMENT, L.L.C.

                            By: /s/ Robert Jackowitz
                                _______________________
                                Name:  Robert Jackowitz
                                Title: Treasurer